==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No.  1 )*
                                            ---

                               Video Update, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   92657V104
           --------------------------------------------------------
                                 (CUSIP Number)

           Todd D. Peterson, 2740 W. Lake of the Isles Parkway, Minneapolis MN, 55416 (612)889-8900
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 25, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on SCHEDULE 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of RULE 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See RULE 13d-7(b) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of SECTION 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 4 Pages

CUSIP No. 92657V104                    13D                  Page 2 of 4 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Todd D. Peterson
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   1,288,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   1,288,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,288,400
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.401%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92657V104                    13D                 Page 3 of 4 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Healthy American Products, Inc. 41-1704472
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Minnesota
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   528,500
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   528,500
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     528,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     1.805%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92657V104                    13D                 Page 4 of 4 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Rodney P. Burwell
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   50,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   528,500
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   50,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   528,500
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     578,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     1.976%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $0.01 per share of Video Update, Inc., a Delaware corporation ("Issuer"). The Issuer's principal executive office is located at 3100 World Trade Center, 30 East Seventh Street, St. Paul, Minnesota 55101.

ITEM 2.  IDENTITY AND BACKGROUND.

A.       (a)      The name of the reporting person is Todd Peterson ("Reporting
                  Person 1").

         (b) Reporting Person 1's business address is 2740 West Lake of the Isles Parkway, Minneapolis, MN 55416.

         (c) Reporting Person 1 is the principal of Spring House Capital, LLC at 2740 West Lake of the Isles Parkway, Minneapolis, MN 55416.

         (d) Reporting Person 1 has not, during the last five years, been convicted in a criminal proceeding.

         (e) Reporting Person 1 has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Reporting Person 1 is a citizen of the United States.


B.       (a)      The name of the reporting person is Healthy American Products,
                  Inc. ("Reporting Person 2")

         (b) Reporting Person 2's principal executive and business office is located at 7901 Xerxes Avenue South, Suite 201, Minneapolis, Minnesota 55431

         (c) Reporting Person 2 is a corporation which is a holding company.

         (d) Reporting Person 2 has not, during the last five years, been convicted in a criminal proceeding.

         (e) Reporting Person 2 has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Reporting Person 2 was incorporated under the laws of the State of Minnesota.


C.       (a)      The name of the reporting person is Rodney P. Burwell
                  ("Reporting Person 3")

         (b) Reporting Person 3's business address is 7901 Xerxes Avenue South, Suite 201, Minneapolis, Minnesota 55431.

         (c) Reporting Person 3 is Chairman of Healthy American Products Inc. identified in Item 2A as Reporting Person 2.

         (d) Reporting Person 3 has not, during the last five years, been convicted in a criminal proceeding.

         (e) Reporting Person 3 has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Reporting Person 3 is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of the Issuer acquired by Reporting Person 1 were acquired with personal funds in the total aggregate amount of approximately $698,883. The shares of the Issuer acquired by Reporting Person 2 were acquired with working capital in the total aggregate amount of approximately $200,246. The shares of the Issuer acquired by Reporting Person 3 were acquired with personal funds in the total aggregate amount of approximately $36,804, not including the shares of the Issuer in which Reporting Person 3 has an interest as an executive officer of Reporting Person 2.

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as described below, Reporting Persons have no current plans or proposals that would result in any of the transactions listed in Item 4(b) through 4(j), except that such persons may, depending on market conditions and other considerations, acquire additional securities of the Issuer, for investment purposes only. The Reporting Persons acquired the securities because they believe they are undervalued.

         Reporting Persons have no plans or proposals at this time regarding any change in management of the Issuer. Reporting Persons believe, however, that the Issuer's Board of Directors needs to actively pursue all available avenues to cause the market price of its Common Stock to more accurately reflect the value of its assets and cash flow. These avenues include:

                  i) making diligent efforts to relist the Issuer's Common Stock on The Nasdaq National Market,

                  ii) establishing proactive dialogues with analysts of prospective market makers,

                  iii) reconfiguring the Board of Directors to include a majority of outside directors,

                  iv) adopting management compensation packages in direct relation to Common Stock price increases, and

                  v) exploring an arm's-length transaction to sell or merge the assets of the Issuer.

         Reporting Persons believe that the Board of Directors' efforts recommended above would help make the market more aware of the Issuer and its current performance and contribute to a more accurate valuation of the Issuer's Common Stock.

         At present, the Reporting Persons are not soliciting the support of fellow shareholders for any plans or proposals and will not do so except in compliance with applicable laws. The Reporting Persons specifically reserve the right as shareholders of the Issuer to discuss with other shareholders of the Issuer matters that may be of common concern.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to the information provided by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 15, 2000, there were 29,278,457 shares of the Issuer's common stock outstanding. At the present time:

                  (1) Reporting Person 1 beneficially owns an aggregate of 1,288,400 shares of the Issuer's common stock constituting approximately 4.401% of the Issuer's outstanding shares;

                  (2) Reporting Person 2 beneficially owns an aggregate of 528,500 shares of the Issuer's common stock constituting approximately 1.805% of the Issuer's outstanding shares,

                  (3) Reporting Person 3 beneficially owns an aggregate of 578,500 shares of the Issuer's common stock constituting approximately 1.976% of the Issuer's outstanding shares.

         (b)      (1)      Reporting Person 1 has sole voting and sole
                           dispositive power with respect to 1,288,400 shares;

                  (2) Reporting Person 2 has shared voting and shared dispositive power with respect to 528,500 shares;

                  (3) Reporting Person 3 has sole voting and sole dispositive power with respect to 50,000 shares held by him directly and shared voting and shared dispositive power with respect to 578,500 shares.

         The filing of this statement shall not be construed as an admission that Reporting Persons 1 and 3 are, for the purpose of Section 13(d) or 13(g) of the Exchange Act or for any other purposes, the beneficial owners of securities held by or for the benefit of their spouses or children, and any ownership interest in said securities is disclaimed.

         (c) The following table sets forth the transactions effected by each of the Reporting Persons during the last sixty days. Each of the transactions set forth below reflects a purchase effected (unless otherwise noted) by means of trades on The Nasdaq Stock Market.


REPORTING PERSON                    DATE                     SHARES ACQUIRED OR DISPOSED OF                    PRICE PER SHARE
1.                               May 3, 2000                    10,000 shares Acquired                             $ 0.2700
                                 May 8, 2000                    2,900 shares Acquired                              $ 0.2550
                                 May 12, 2000                   2,000 shares Acquired                              $ 0.2550
                                 May 16, 2000                   300 shares Acquired                                $ 0.2550
                                 May 16, 2000                   100 shares Acquired                                $ 0.2600
                                 May 22, 2000                   44,700 shares Acquired                             $ 0.3125
                                 May 25, 2000                   50,000 shares Acquired                             $ 0.3125

2.                               April 25, 2000                 15,000 shares Acquired                             $ 0.2600
                                 April 28, 2000                 30,000 shares Acquired                             $ 0.2650
                                 May 1, 2000                    5,500 shares Acquired                              $ 0.2600

3.                               April 18, 2000                 20,000 shares Acquired                             $ 0.2500


         (d) No one, other than the Reporting Persons, has the right to receive dividends from, or the proceeds from the sale of, the shares held by the Reporting Persons or for their benefit.

         (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:
--------------------------                    ---------------------------
                                              Todd D. Peterson


Date:                                         HEALTHY AMERICAN PRODUCTS INC.
--------------------------

                                              By:
                                                 ------------------------
                                                 Rodney P.Burwell, CEO


Date:
--------------------------                    ---------------------------
                                              Rodney P.Burwell